K&L GATES
One Lincoln Street
Boston, Massachusetts  02111

March 22, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  Christian Sandoe, Esq.

VIA EDGAR

RE:	Salient Absolute Return Fund (File Nos. 811-22388 and 333-164750)
Salient Absolute Return Institutional Fund (811-22389 and 333-164751)
Salient Absolute Return Master Fund (811-22387)

Dear Mr. Sandoe:

Thank you for your prompt attention to the above registration statement filings on Form N-2 (“Filings”) by Salient Absolute Return Fund (“SAR Fund”), Salient Absolute Return Institutional Fund (“Institutional Fund”) and Salient Absolute Return Master Fund (“Master Fund,” and collectively with SAR Fund and Institutional Fund, the “Funds” or “Registrants”).  We are in receipt of the Staff’s comment letter, dated March 4, 2010 (the “Comments”) on the Filings.  We respectfully submit this response letter on behalf of the Registrants.

We have for the convenience of the Staff repeated the Comments below, followed by the Registrants’ responses. Page references in the Comments relate to the joint prospectus for SAR Fund and the Institutional Fund.  Defined terms have the same meanings as used in the Registration Statements, unless otherwise noted.

In conjunction with Registrants’ responses, SAR Fund and Institutional Fund are filing pre-effective amendments to the Filings (“Pre-Effective Amendments”).  Following Staff review of responses to the Comments, Registrants intend to seek acceleration of effectiveness of the SAR Fund and Institutional Fund Pre-Effective Amendments to April 1, 2010.  Registrants will submit acceleration request of the Funds and of their distributor.

Comment: Performance Benchmarks for the Funds (Page 3)

1.
The first sentence states that the Funds’ stated annual return target is 5% to 8% real returns, or returns above the risk-free rate of return as defined by U.S. Treasury bills, on average, over a meaningful investment period of at least two to three years.  Please explain to us why disclosure of this “target” is not an implied representation of the Funds’ future investment performance prohibited by Rule 156 under the Securities Act.

Response:    Registrants do not believe that presenting a target return in the context used, and as stated, is misleading or that it may be characterized as an implied representation of future performance.  In this regard, Registrants state in the same paragraph that “[p]erformance will be measured against this return target,” which clearly delineates between actual performance and the target.  Registrants further state that “[t]here can be no assurance that the Funds will meet or approach the target benchmarks from either a performance or volatility standpoint.”  Although Registrants believe the disclosure is informative and not misleading, Registrants nonetheless will delete the paragraph at issue.

Comment:  Distributions (Page 5)

2.
The first sentence states that distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year.  Do the Funds anticipate that any portion of their distributions will constitute a return of investors’ capital?  If so, please explain in this section that these distributions do not represent investment returns but rather a return of the shareholder’s investment.  Please also state that while such distributions may not be immediately taxable they will lower a shareholder’s basis in the Funds and may result in higher taxes in the future.

Response:    The Funds will not make any distributions that constitute a return of investors’ capital.  Therefore, no changes are necessary in response to the comment. This section describes the requirement to make a distribution of all income and capital gains, if any.  The Summary discussion addressed in the Comment has been moved to appear in conjunction with the “Summary of Taxation” section, for better clarity.

Comment: Summary of Fund Expenses (Page 16)1

4.
The table includes a caption for “Servicing Fees.”  Please include these servicing fees in the Funds’ “Other Expenses.”  See Instruction 9 to Item 3.1 of Form N-2.  The Funds may break out these servicing fees as a sub-category under the “Other Expenses” caption in the Fee Table.

Response:    The requested change has been made.

Comment: Summary of Fund Expenses (Page 16)

5.	Please place the “Interest Payments on Borrowed Funds” caption immediately above the “Other Expenses” caption in the Fee Table. See Item 3.1 of Form N-2.

Response:    The requested change has been made.

__________________
1 The comment is numbered 4 in the Comments; for ease of reference, the response maintains the original numbering.

Comment: Summary of Fund Expenses (Page 16)

6.
Please place the “Fee Waiver and/or Expense Reimbursement” caption immediately below the “Total Annual Fund Operating Expenses” caption in the Fee Table.  In addition, please add another caption immediately below the Fee Waiver and/or Expense Reimbursement caption to reflect total annual fund operating expenses after fee waiver and/or expense reimbursements.

Response:    The requested change has been made.

Comment: Summary of Fund Expenses (Page 16)

7.
Please place the “Acquired Fund (Investment Fund) Fees and Expenses” caption immediately above the “Total Annual Fund Operating Expenses” caption in the Fee Table.  See General Instruction 10(a) to Item 3 of Form N-2.

Response:     The requested change has been made.

Comment: Summary of Fund Expenses (Page 16)

8.
The first sentence of Footnote (2) to the Table states that expenses are based on estimated average assets of the Master Fund of $175 million, estimated average SAR Fund assets of $50 million and estimated average Institutional Fund assets of $50 million.  As it appears that the Master Fund has only two feeder funds (the SAR fund and the Institutional Fund), each with $50 million estimated average assets, please explain to us why the Master Fund’s expenses are based on an estimated average assets of $175 million (which is $75 million more than both of its feeder funds combined).

Response:    The average assets reflect, as described in “The Funds and the Master Fund,” that the Master Fund is the successor to a private fund.  The Master Fund currently has approximately $75 million in assets.

Comment:  Inability to Vote (Page 31)

9.
The first sentence of this section states that the Master Fund may determine to purchase non-voting securities in, or contractually waive or limit its voting interest in, certain Investment Funds (for example, to facilitate investments in smaller Investment Funds determined attractive by the Adviser) in order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliate transactions.

Please explain in this section whether the Adviser or Trustees consider the interests of the Adviser or its other clients in determining whether to waive voting interests in Investment Funds.  In addition, please explain to us how waiving voting rights with respect to Investment Funds is consistent with the Adviser’s and Trustees’ fiduciary obligations owed to shareholders.

Please also disclose in this section the possible impact on the Master Fund’s operations of the Master Fund’s ability to waive its voting rights, including whether the Master Fund intends to own 5 percent or more of the voting securities of any Investment Fund; and the impact, if any, the waiver arrangement may have on the ability of the Master Fund and other clients of the Adviser to invest in the same Investment Funds.

Please also add disclosure in this section regarding the possible consequences of the Master Fund waiving its voting rights, including that the Master Fund will lack the ability to vote on matters that may require the vote of interest holders in the Investment Fund (e.g., approval and/or termination of the management contract, changes to the Investment Fund investment objective and policies, termination of the Investment Fund); and the possibility the Master Fund could still be deemed to be an affiliated person of an Investment Fund and therefore be subject to the prohibitions in Section 17 of the Investment Company Act notwithstanding that the Master Fund does not own 5 percent or more of the voting securities of the investment Fund.

Response:    The requested changes have been made.  In addition, as a supplemental response, the Adviser and Trustees reached a conclusion that, under certain circumstances, waivers may be appropriate and in the best interests of the Funds as well as the Adviser’s other clients.  In reaching such a conclusion, fiduciary considerations entailed considering the benefits arising from waivers in certain circumstances, which outweighed potential loss of what in essence are limited rights, and that all clients of the Adviser would be treated on an equal basis.  Under such analysis, the benefits to all of the Adviser’s clients arising from waivers (in the form of the ability to make additional or larger investments) would outweigh any associated costs (in the form of loss of potential rights).

Comment:  Investment Related Risks (Page 32)

10.
As noted in the first sentence of the first paragraph, this section is designed to describe the types of investments that are expected to be made by the Investment Funds (or potentially by the Master Fund directly) and the principal risks associated with such investments.  This section describes certain risks (e.g., small- and mid-cap company risk on page 37) which are not summarized in the Summary section of the prospectus.  Please summarize in the Summary section of the prospectus all of the principal risks described in this section.

Response:    The requested change has been made.

Comment:  The Funds and the Master Fund (Page 45)

11.
Please add a use of proceeds section to the Prospectus and describe how long it is expected to take to fully invest net proceeds in accordance with the Funds’ investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.  See Item 7 of Form N-2.

Response:    The requested change has been made.

Comment: Appendix A – Related Performance (Page 61)

12.
This section discloses the performance of a private fund managed by the Adviser that is substantially similar to the investment program that will be employed by the Funds.  Please explain to us how the presentation of the performance information in this section is consistent with staff guidance.

Response:    The Appendix presents performance information consistent with the SEC Staff guidance set forth in Mass Mutual Institutional Funds (pub. avail. Sep. 28, 1995).  As disclosed in Appendix A, the Master Fund is the successor to a predecessor private fund having a substantially similar investment program to the Master Fund, with substantially similar investment objectives, policies and strategies.  The Adviser managed the Master Fund in substantially the same manner as the predecessor fund, using the same personnel.

GENERAL COMMENTS

13.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

14.
We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosure made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15.
If you intend to omit certain information from the form of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

16.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

17.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Funds and their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Responses:    Registrants note the Staff’s comments. The Funds do not expect to omit information from the form of prospectus included with the registration statements that are declared effective, other than the date of the final prospectus, which itself is dependent on the date of effectiveness.  The Funds are not submitting an exemptive application or no action request in connection with their respective registration statements. The Funds are filing a pre-effective amendment reflecting the responses to the Comments in conjunction with this response.

*           *           *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada
cc:	Jeremy Radcliffe Roy Washington